Exhibit 99.1

EARLY WARNING REPORT

FILED PURSUANT TO NATIONAL INSTRUMENT 62-103 – THE EARLY WARNING SYSTEM AND

RELATED TAKE-OVER BID AND INSIDER REPORTING ISSUES

State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended

1.	Security and Reporting Issuer

1.1	Designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the subordinate voting shares, restricted voting shares, and/or limited voting shares (collectively, "Equity Shares") of Glass House Brands Inc. (the "Issuer"). The Issuer's head and registered office is located at 3645 Long Beach Boulevard, Long Beach, California 90807, USA.

1.2	Name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction that triggered the requirement to file this report was an acquisition of Warrants (as defined herein) of the Issuer by way of a non-brokered private placement of the Issuer.

2.	Identity of the Acquiror

2.1	State the name and address of the Acquiror.

Mr. Kyle Kazan (the "Acquiror")

c/o Glass House Brands Inc.

3645 Long Beach Boulevard

Long Beach, California 90807

USA

2.2	Date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence

On August 31, 2022, the Acquiror acquired beneficial ownership of, or control and direction over, 1,157,732 warrants to purchase Equity Shares in the capital of the Issuer ("Warrants"), by way of a non-brokered private placement of Series B Preferred Stock, face value US$1,000 per share ("Series B Perferred Stock"), of the GH Group, Inc., a subsidiary of the Issuer (the "Private Placement"). The Acquiror acquired 5,787 shares of Series B Preferred Stock in the Private Placement. The issuance of each share of Series B Preferred Stock was accompanied by the delivery of 200 Warrants. Each Warrant has a five-year term and entitles the holder to purchase one new Equity Share in the capital of the Issuer (each, a "Warrant Share") at a price of US$5.00 per Warrant Share, subject to customary anti-dilution adjustments. In connection with the Private Placement, the Acquiror relinquished previously existing warrants to purchase 578,864 Equity Shares.

2.3	State the names of any joint actors.

Not applicable.

3.	Interest in Securities of the Reporting Issuer

3.1	Designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquirer’s security holding percentage in the class of securities.

See item 2.2 above.

Immediately prior to the closing of the Private Placement, the Acquiror owned, had beneficial ownership of, or control and direction over, 5,574,901 (or approximately 11.6%) of the Equity Shares on a partially-diluted basis.

Immediately following the closing of the Private Placement, the Acquiror owns, has beneficial ownership of, or control and direction over, 6,153,769 (or approximately 12.7%) of the Equity Shares on a partially-diluted basis.

3.2	State whether the Acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Item 2.2 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the Acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report

See Item 3.1 above.

3.5	Designation and number or principal amount of securities and the Acquiror’s security holding percentage in the class of securities referred to in Item 3.4 over which

(a)	the Acquiror, either alone or together with any joint actors, has ownership and control;

See Item 3.1 above.

(b)	the Acquiror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Acquiror, or any joint actor; and

Not applicable.

(c)	the Acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the Acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the Acquiror’s securityholdings.

Not applicable.

3.7	If the Acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement. State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the Acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquirer’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

4.	Consideration Paid

4.1	The value, in Canadian dollars, or any consideration paid or received per security and in total.

The Acquiror received 1,157,732 Warrants in connection with his exchange of Series A Preferred Stock of GH Group, Inc. with a face value of US$5,788,671.89 (approximately C$7,589,527.71) for Series B Preferred Stock with equivalent face value.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or required by the Acquiror.

See Item 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

5.	Purpose of the Transaction

State the purpose or purposes of the Acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer.

The Acquiror acquired the securities described herein for investment purposes, and in accordance with applicable securities laws, the Acquiror may, from time to time and at any time, acquire additional Equity Shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of the Issuer in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of the Issuer and other relevant factors.

Describe any plans or future intentions which the Acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	The acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer's business or corporate structure;

(g)	a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the Issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders; and

(k)	an action similar to any of those enumerated above.

Except as otherwise disclosed herein, the Acquiror currently has no plans or proposal which would relate to or would result in any of the matters described in Items 5(a)-(k) of Form 62-103F1; however, as part of its ongoing evaluation of this investment and investment alternatives, the Acquiror may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

6.	Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the Acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

7.	Change in Material Fact

Description of any change in a material fact set out in a previous report filed by the Acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

8.	Exemption

If the Acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

9.	Certification

I, Kyle Kazan, as the Acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 2nd day of September, 2022.
(signed) "Kyle Kazan"
Kyle Kazan